Exhibit 21.1

SUBSIDIARIES OF AYTU BIOPHARMA, INC.

	Name of Subsidiary	State Jurisdiction
1.	Aytu Therapeutics LLC	Delaware
2.	Cherry Creek Therapeutics, Inc.	Delaware
3.	Neos Therapeutics, Inc.	Delaware
4.	Neos Therapeutics Brands, LLC	Delaware
5.	Neos Therapeutics, LP	Texas
6.	PharmaFab Texas, LLC	Texas
7.	Innovus Pharmaceuticals, Inc. (1)	Nevada
8.	Delta Prime Savings Club, Inc. (1)	Nevada
9.	Semprae Laboratories, Inc. (1)	Delaware

(1)	On July 31, 2024, Aytu BioPharma, Inc. entered into a definitive agreement to divest of these subsidiaries as part of the wind down of its consumer health business.